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                          May 23, 2024

       Tim Smith
       Chief Executive Officer
       U.S. GoldMining Inc.
       1188 West Georgia Street, Suite 1830
       Vancouver, BC, Canada V6E 4A2

                                                        Re: U.S. GoldMining
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2024
                                                            File No. 333-279435

       Dear Tim Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown at 202-551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Alla Digilova, Esq.